

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2010

Mr. Jeffrey Rosenfeld
Chief Executive Officer
Medical Connections Holdings, Inc.
4800 T. Rex Avenue, Suite 310
Boca Raton, FL 33431

> **Re:** **Medical Connections Holdings, Inc.**
> **Form 10-K**
> **Filed March 30, 2010**
> **File No. 333-72376**

Dear Mr. Rosenfeld:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 1

1.   You cite various statistics that indicate the demand for healthcare professionals is increasing and that the healthcare industry is growing, despite a downturn in the general economy. This appears to contradict the MD&A disclosure on page 21, where you cite general economic decline as the reason for the year over year decrease in your revenue. Please revise in future filings to present a more balanced view of the healthcare staffing industry, or revise your MD&A to explain other factors specific to your company that led to the decrease in revenue.

Item 7. Management's Discussion and Analysis or Plan of Operation, page 20

2.   We believe your MD&A section could benefit from an expanded "Overview" section that provides an understanding of the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. In future filings, and to the extent known, please provide insight into challenges, risks and opportunities of

which management is aware and discuss any actions being taken to address the same. We note that the company had a net loss for each of the fiscal years ended December 31, 2009 and 2008. Please refer to SEC Release No. 33-8350, Dec. 19, 2003.

Item 10. Directors, Executive Officers and Corporate Governance, page 27

3.   Please confirm that your future filings will disclose for each director the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Item 11. Executive Compensation, page 30

4.   In future filings, please explain the reasons for the salary increases that are disclosed in the table. Please tell us how you intend to comply.

5.   Please tell us the specific determinations involved in making bonus awards and confirm that you will provide such disclosure in future filings. Any financial metrics used should be provided, which include pre-established formulae or criteria. Refer to Item 402(o)(5) of Regulation S-K.

Signatures, page 34

6.   Please note that the Form 10-K must be signed by your controller or principal accounting officer in accordance with General Instruction D(2)(a) to Form 10-K. Please file an amended 10-K to include that person's signature. If your controller or principal accounting officer has already signed the report, please tell us who serves in that capacity and confirm that you will include the additional title on the signature page in your future filings.

Note 2 – Summary of Significant Accounting Policies, page F-6

Allowance for Doubtful Accounts/Sales Allowance, page F-6

7.   You disclose that your allowance for doubtful accounts is $50,000, which includes a sales allowance of $60,000 related to permanent placement revenue. Please clarify 1) how the allowance for doubtful accounts could contain a sales allowance that exceeds the total amount by $10,000, 2) whether the valuation amount remains constant or fluctuates from period to period and 3) what is meant by permanent placement revenue being "discounted after a reasonable period of time." Please also include a rollforward of the allowance for doubtful accounts as prescribed by Rule 12-09 of Rule S-X in future filings.

Note 13 – Subsequent Events, page F-16

8.   We note that you entered into a stock purchase agreement on March 12, 2010 with Trustaff Management, Inc. It appears that this potential acquisition is significant above the 40% level. In that regard, please file a Form 8-K which includes financial statements of Trustaff for the two most recent fiscal years, interim period and comparable prior period as required by Rule 8-04 of Regulation S-X and pro forma financial statements as required by Rule 8-05 of Regulation S-X.

9.   To the extent that the Trustaff acquisition is still probable but has not closed in future filings, please include a discussion of how you intend to fund this acquisition.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 or Tom Kluck at (202) 551-3233 with any other questions.

                                        Sincerely,

                                        Daniel L. Gordon
                                        Branch Chief